
JUSTSYS
03003685

JUSTSYSTEM CORPORATION

Head Office
3-46 Okihama-higashi Tokushima-shi Tokushima 770-75 Japan
TEL. (+81)886-55-6000 FAX. (+81)886-25-1291

82-4732

Jan 28, 2003

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.

SUPPL


RECD S.E.C.
FEB 5 2003
1086

Ladies and Gentlemen:

Justsystem Corporation has determined that the number of holders of its common stock resident in the United States is less than 300. Consequently, pursuant to Rle 12g3-2(a), the common stock of Justsystem is exempt from Section 12(g) of the Securities Exchange Act of 1934, and Justsystem intends to discontinue furnishing information to the Securities and Exchange Commission pursuant to Rule 12g3-2(b).

If you have any questions relating to the foregoing, please contact our counsel, Theodore A. Paradise of Davis Polk & Wardwell in Tokyo at 813-5561-4430, fax 813-5561-4425.

Very truly yours,


PROCESSED
MAR 0 3 2003
THOMSON
FINANCIAL

Jun Iuchi
Assistant General Manager
Accounting Department
Justsystem Corporation

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